	UNITED STATES	OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0101
	Washington, D.C. 20549	Expires:	June 30, 2020
Estimated average burden
		hours per response	1.00
FORM 144
	NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
	PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale
	or executing a sale directly with a market maker.	WORK LOCATION

1(a) Name of Issuer		(b) IRS Ident. No.	(c) SEC File No.
Max Sound Corp.		26-3534190			(e) Telephone No.
1(d) Address of Issuer	Street	City	State	Zip Code	Area Code	Number
Max Sound Corp.	8861 VILLA LA JOLLA, #12109	La Jolla	CA	92039	816	565-9732
2(a) Name of Person for Whose Account the Securities are to be Sold	(b) Relationship to Issuer	(c) Address (street)		City		State	Zip Code
Greg Halpern	Director	8861 VILLA LA JOLLA, #12109		La Jolla		CA	92039

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE	(c)	(d)	(e)	(f)	(g)
	Name and Address of	ONLY
Each Broker Through
Title of the	Whom the Securities		Number of		Number of Shares	Approximate	Name of Each
Class of	are to be Offered or Each		Shares or Other	Aggregate	or Other Units	Date of Sale	Securities
Securities	Market Maker Who is	Broker-Dealer	Units to be Sold	Market Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold	Acquiring the Securities	File Number	(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
Common Stock	TD Ameritrade, Inc., 200 S. 108th Avenue, Omaha, NE 68154		500,000	$100.00	950,568,839	09/10/18	OTCmarkets

INSTRUCTIONS:
1. (a)Â	Name of issuer		3. (a)Â	Title of the class of securities to be sold
(b)Â	Issuer’s I.R.S. Identification Number		(b)Â	Name and address of each broker through whom the securities are intended to be sold
(c)Â	Issuer’s S.E.C. file number, if any		(c)Â	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)Â	Issuer’s address, including zip code		(d)Â	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the
(e)Â	Issuer’s telephone number, including area code		filing of this notice
			(e)Â	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof
2. (a)Â	Name of person for whose account the securities are to be sold		outstanding, as shown by the most recent report or statement published by the issuer
(b)Â	Such person’s relationship to the issuer (e.g., officer, director,		(f)Â Â	Approximate date on which the securities are to be sold
10 percent stockholder, or member of immediate family of			(g)Â	Name of each securities exchange, if any, on which the securities are intended to be sold any of the foregoing)
(c)Â	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required
	to respond unless the form displays a currently valid OMB control number.						SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Name of Person From
Title of	Date You	Name of Acquisition	Whom Acquired (If gift,	Amount of	Date of	Nature
the Class	Acquired	Transaction	also give date donor acquired)	Securities Acquired	Payment	of Payment
N/A		N/A	N/A	0		N/A

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

	TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
	Furnish the following information as to all securities of the issuer sold during the past 3 months
	by the person for whose account the securities are to be sold.

Name and Address of the Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A		0	0

Remarks:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not	The person for whose account the securities to which this notice relates are to be sold
only as to the person for whose account the securities are to be sold but also as to all	hereby represents by signing this notice that he does not know any material adverse
other persons included in that definition. In addition, information shall be given as to	information in regard to the current and prospective operations of the Issuer of the securities
sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated	to be sold which has not been publicly disclosed. If such person has adopted a written
with sales for the account of the person filing this notice.	trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

09/05/18	/Gregory J. Halpern/
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,	are to be sold. At least one copy of the notice shall be manually signed.
IF RELYING ON RULE 10B5-1.	Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)